UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares, par value 10 pesos per share (“Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (“ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

June 12, 2012 and June 13, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Carlos Slim Helú

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Carlos Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Marco Antonio Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Patrick Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons María Soumaya Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Vanessa Paola Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Johanna Monique Slim Domit

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,908,506 ADSs (representing 32,908,506 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 8.4% of the total Class D Shares outstanding (the 32,908,506 ADSs representing 32,908,506 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* IN

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Inmobiliaria Carso, S.A. de C.V.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 6,997,456 ADSs (representing 6,997,456 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 6,997,456 ADSs (representing 6,997,456 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,997,456 ADSs (representing 6,997,456 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 1.8% of the total Class D Shares outstanding (the 6,997,456 ADSs representing 6,997,456 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* HC

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

1	Names of Reporting Persons Grupo Financiero Inbursa, S.A.B. de C.V.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

	6	Shared Voting Power 25,911,050 ADSs (representing 25,911,050 Class D Shares)(1) (see Item 4(c))

	7	Sole Dispositive Power

	8	Shared Dispositive Power 25,911,050 ADSs (representing 25,911,050 Class D Shares)(1) (see Item 4(c))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,911,050 ADSs (representing 25,911,050 Class D Shares)(1) (see Item 4(c))

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐*

11	Percent of Class Represented by Amount in Row 9 6.6% of the total Class D Shares outstanding (the 25,911,050 ADSs representing 25,911,050 Class D Shares) (see Item 4(b))

12	Type of Reporting Person* HC

(1) Each ADS may be exchanged for one Class D Share.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

Item 1.
(a)	Name of Issuer: YPF Sociedad Anónima (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Macacha Güemes 515 C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

Item 2.
(a)

Name of Persons Filing:
This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below.

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen.  The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”). The Slim Family also owns a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”).

(2)

Inmobiliaria, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(3)

GFI, a sociedad anónima bursátil de capital variable organized under the laws of Mexico, is a financial services holding company.  GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

(b)	Address of Principal Business Office: (i) The principal business address for each member of the Slim Family is:

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México, D.F., México

(ii)  Inmobiliaria’s principal business address is:

Lago Zurich 245, Presa Falcon Piso 20

Colonia Ampliación Granada

Miguel Hidalgo, 11529 México, D.F.

(ii)  GFI’s principal business address is:

Avenida Insurgentes Sur #3500, PB
Colonia Peña Pobre
Delegación Tlalpan, CP
14060 México D.F.
México

	(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and each of Inmobiliaria and GFI is a Mexican corporation.
	(d)	Title of Class of Securities: Class D Common Shares, par value 10 pesos per share (“Class D Shares”) and American Depositary Shares, each representing one Class D Share (“ADSs”)
	(e)	CUSIP Number: P9897X131 (Class D Shares); 984245100 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	Investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Non-U.S. institution, in accordance with §§240.13d-1(b)(1)(ii)(J); or
	(k)	☐

Group, in accordance with §§240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§§240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of the date of this filing, (i) Inmobiliaria, directly or indirectly, owns 6,997,456 ADSs, representing 6,997,456 Class D Shares, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inmobiliaria, may be deemed to beneficially own indirectly the ADSs beneficially owned, directly or indirectly, by Inmobiliaria.

As of the date of this filing, (i) GFI, directly or indirectly, owns 25,911,050 ADSs, representing 25,911,050 Class D Shares, and (ii) the Slim Family, which owns a majority of the outstanding voting equity securities of GFI, may be deemed to beneficially own indirectly the ADSs beneficially owned, directly or indirectly, by GFI.

(b)

Percent of class:

The Class D Shares beneficially owned by the Slim Family constitute approximately 8.4% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 16, 2012.

The Class D Shares beneficially owned by Inmobiliaria constitute approximately 1.8% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 16, 2012.

The Class D Shares beneficially owned by GFI constitute approximately 6.6% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 16, 2012.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: As to the Slim Family: 32,908,506 Class D Shares As to Inmobiliaria: 6,997,456 Class D Shares As to GFI: 25,911,050 Class D Shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: As to the Slim Family: 32,908,506 Class D Shares As to Inmobiliaria: 6,997,456 Class D Shares As to GFI: 25,911,050 Class D Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Class D Shares reported as beneficially owned by GFI include ADSs representing Class D Shares owned by its subsidiary Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa.

Item 8.	Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit No.	Description
99.1	Joint Filing Agreement

The Powers of Attorney for the members of the Slim Family and Inmobiliaria, which are filed as exhibits to the Form 4 filed by Inmobiliaria with the U.S. Securities and Exchange Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc., and the Power of Attorney for GFI, which is filed as an exhibit to the 13G filed by the Slim Family with the U.S. Securities and Exchange Commission on January 22, 2009 in respect of its ownership of equity shares of The New York Times Company, are hereby incorporated herein by reference.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit		By:	/s/ Eduardo Valdés Acra
Eduardo Valdés Acra
Marco Antonio Slim Domit			Attorney-in-Fact
June 14th, 2012
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By:	Armando Ibáñez Vázquez
Title:	Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B DE C.V.

By:	Raul Humberto Zepeda Ruiz
Title:	Attorney-in-Fact